UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 000-22849

FORM 12b-25

CUSIP 682875 208

NOTIFICATION OF LATE FILING

(Check One): ☒  Form 10-K     ☐ Form 20-F     ☐ Form 11-K      ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: September  30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Onstream Media Corporation
Full Name of Registrants

Former Name if Applicable

1291 S.W. 29 Avenue
Address of Principal Executive Offices (Street and Number)

Pompano Beach, Florida 33069
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,  Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed  due  date;  or  the  subject  quarterly  report  or  transition  report  on  Form  10-Qorsubject  distribution reporton  Form  10-D,  or portion  thereof,  will  be  filed  on  or  before  the  fifth  calendar  day  following  the prescribed  due  date;  and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State  below  in  reasonable  detail  why  Forms  10-K,  20-F,  11-K,  10-Q,10-D,  N-SAR,  N-CSR,  or  the  transition  report  or portion  thereof,  could  not  be  filed  within  the  prescribed  time  period.

The Form 10-K was not filed within the prescribed time period primarily because additional time is required to complete certain valuations and projections that could affect the disclosures and/or numbers included in such Form 10-K.

PART IV -- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Robert Tomlinson, CFO	954	917-6655
Name	Area Code	Telephone Number

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒Yes ☐No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our preliminary consolidated net loss for the fiscal year ended September 30, 2016 is expected to be approximately $6.7 million less than our approximately $8.4 million consolidated net loss for the fiscal year ended September 30, 2015. However, the amounts of any additional expense adjustments related to the valuations and projections referred to above have not yet been determined. The above net loss amounts include “Net income attributable to noncontrolling owners’ interest in Variable Interest Entity”.

Onstream Media Corporation

____________________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

Date: December 30, 2016	By:	/s/ Robert E. Tomlinson
Robert E. Tomlinson, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).